

FOR IMMEDIATE RELEASE

Westport Announces Resignation of David Johnson, Chief Executive Officer, and Names Interim CEO

VANCOUVER, BC (**August 22, 2023)** – Westport Fuel Systems Inc. (TSX: **WPRT** / Nasdaq: **WPRT**), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, announced today that David Johnson, Chief Executive Officer has decided to step down as chief executive officer and will resign from the Board, effective immediately. Tony Guglielmin, who serves on the Westport Board and as Chair of the Audit Committee, will act as interim CEO until such time that a replacement is identified. Bill Larkin, our chief financial officer and Lance Follett, our chief legal officer will both be taking on expanded roles during the transition period.

Mr. Johnson joined Westport in 2019 and during his tenure was charged with advancing the strategic focus of the company, including expansion of alternative fuel usage in transportation, including hydrogen. In addition to leading the company through the challenges of the pandemic, he led the growth of the HPDI 2.0 and LPG businesses, brought the H_2 HPDI fuel system from an idea to reality with demonstrator trucks on the road today as well as introduced multiple H_2 HPDI programs currently in various stages of testing and development. This outstanding progress led to the recently announced letter of intent to enter a joint venture with Volvo to further accelerate the adoption of Westport's HPDI fuel system.

"On behalf of the Board, I would like to thank David for the progress and results Westport has achieved under his leadership, and wish him all the best in the future," said Dan Hancock, Board Chair of Westport Fuel Systems. "I have the utmost confidence in the future of Westport, and we remain focused on creating a better world through innovative energy solutions. As we transition to Tony's leadership, our priorities remain unchanged, and our team remains dedicated."

"I am grateful to have been given the opportunity to lead Westport and it has been a privilege to work with such a talented and innovative team. I am proud of the work we have accomplished together," said Mr. Johnson. "I truly believe in Westport's vision and with the continued development of the H$_2$ HPDI fuel system and the recently announced joint venture with Volvo, Westport is poised to dramatically advance transportation globally for the better. I will watch with interest as the team continues to meet its ambitious and important goals over the coming months and years."

Westport's Board has formed a search committee to conduct and oversee a search for the company's next CEO. In the interim, Westport will maintain its course in executing our strategy, overseen by Tony Guglielmin, a seasoned cleantech executive and long-time director of Westport.

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About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Contacts:

Westport Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com

Westport Media Relations
T: +1 947-339-8097
E: media@wfsinc.com